FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2004

Commission File Number 000-22161

Zindart Limited
(Translation of registrant's name into English)

Flat D, 25/F., Block 1, Tai Ping Industrial Centre,
57 Ting Kok Road, Tai Po, New Territories, Hong Kong, S.A.R., China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....X.... Form 40-F.........

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..X.. No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

EXHIBITS

99.1 Press Release dated May 5, 2004 *

99.2 Press Release dated May 11, 2004 *

99.3 Press Release dated May 25, 2004 *

Signatures *

99.1 Press Release dated May 5, 2004

Zindart Retains Investment Banking Firm to Evaluate
Company's Strategic Alternatives

HONG KONG--May 5, 2004--Zindart Limited (Nasdaq:ZNDT - News) today announced the company has retained Latitude Capital Group to evaluate several strategic initiatives under discussion by management.

Latitude Capital Group, headquartered in Hong Kong, is an Asian investment banking firm focused on serving middle market and emerging growth companies with M&A, corporate finance restructuring and private placement services.

"Zindart is looking at a number of strategic initiatives," Peter Gardiner, chairman, said. "We always have an eye to building shareholder value. In this case, it made sense to bring in Latitude, a company that can give us some help evaluating our alternatives and then helping us implement, should we decide to move forward."

About Zindart

Zindart is a global manufacturer, supplying a wide range of plastic, die-cast and paper products, both under its own brands and for large consumer products companies.

Zindart's operating divisions include Corgi Classics Limited, Hua Yang Printing Holdings Company and Zindart Manufacturing. Corgi Classics Limited produces a high quality line of die-cast replica items sold through retail channels in the United Kingdom, where Corgi holds a large share of its market, and in the United States. Hua Yang Printing Holdings Company produces high-quality books and specialty packaging. Zindart Manufacturing provides both product design and quality turnkey manufacturing for well-known multi-national companies that offer branded products requiring rapid, high-volume delivery.

Founded in 1978, Zindart is based in Hong Kong with offices in the United States and the United Kingdom. Zindart has a website at www.zindart.com. Collectors can find more information at www.corgiclassics.com or by calling 1-800-800 CORGI.

Certain statements in this release are forward-looking. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks and uncertainties include, in addition to those discussed above and without limitation, changes in market demand for Zindart's products, changes in economic conditions, dependence on certain customers and other risks described in the company's annual report on Form 20-F for the fiscal year ended March 31, 2003. The company undertakes no obligation to revise these forward-looking statements to reflect subsequent events or circumstances.

    Press Release dated May 11, 2004

    Zindart Increases Its Banking Facilities to $50 Million

    HONG KONG--May 11, 2004--Zindart Limited (Nasdaq:ZNDT - News) today announced the company has increased its banking facilities, including trading lines and capital leasing, from $30 million at March 31, 2003 to $50 million on March 31, 2004.

    The increase comes from approval to borrow more from current lenders plus the signing of new banks.

    Hongkong & Shanghai Bank Corporation (NYSE:HBC - News), KBC Bank N.A. and Bank of Communications, Hong Kong, have all increased their banking facilities to Zindart during the last fiscal year.

    Zindart has also arranged new banking facilities with International Bank of Asia (IBA), Development Bank of Singapore (SGX:DBS), East Asia Heller and the Agricultural Bank of China.

    Peter Gardiner, Chairman, Zindart Limited, said the new facilities are being used to support increased sales, both with existing customers and with new customers that Zindart and Hua Yang have added in recent months.

    About Zindart

    Zindart is a global manufacturer, supplying a wide range of plastic, die-cast and paper products, both under its own brands and for large consumer products companies.

    Zindart's operating divisions include Corgi Classics Limited, Hua Yang Printing Holdings Company and Zindart Manufacturing. Corgi Classics Limited produces a high quality line of die-cast replica items sold through retail channels in the United Kingdom, where Corgi holds a large share of its market, and in the United States. Hua Yang Printing Holdings Company produces high-quality books and specialty packaging. Zindart Manufacturing provides both product design and quality turnkey manufacturing for well-known multi-national companies that offer branded products requiring rapid, high-volume delivery.

    Founded in 1978, Zindart is based in Hong Kong with offices in the United States and the United Kingdom. Zindart has a website at www.zindart.com. Collectors can find more information at www.corgiclassics.com or by calling 1-800-800 CORGI.

    Certain statements in this release are forward-looking. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks and uncertainties include, in addition to those discussed above and without limitation, changes in market demand for Zindart's products, changes in economic conditions, dependence on certain customers and other risks described in the company's annual report on Form 20-F for the fiscal year ended March 31, 2003. The company undertakes no obligation to revise these forward-looking statements to reflect subsequent events or circumstances.

    Press Release dated May 25, 2004

Zindart Sells Hua Yang Printing Unit for $24 Million

HONG KONG--May 25, 2004--Zindart Limited (Nasdaq:ZNDT - News) today announced that the company has sold its printing operation, Hua Yang Holdings Company Limited, for gross consideration of US$24 million, indebtedness of US$10 million, resulting in net cash consideration of approximately US$14 million.

Peter Gardiner, Chairman, Zindart, said the cash generated by the sale will be used to support the growth of Corgi Classics in the U.S.

"The sale of Hua Yang initiates the third phase of the strategic direction we announced in mid-2002," Gardiner said. "The disposal allows us to concentrate on the synergies between our branded and OEM die-cast divisions where, as reported earlier, we have implemented major marketing and operating improvements. The sale of our printing operation also generates significant cash, which reduces our reliance on short-term debt, dramatically improves our balance sheet and provides the working capital necessary to support Corgi's expansion in the U.S."

Corgi Classics is Zindart's brand name operating unit. Corgi vehicles and icons sell worldwide to collectors of miniature die-cast cars, trucks, airplanes and military vehicles through specialty stores. The company's newer lower-priced lines sell through mass-market chains in both the U.K. and U.S.

Zindart recently hired George Volanakis, a toy industry veteran, as president of the Corgi division. Before joining Corgi, Volanakis held senior level executive positions with Hasbro, Inc., the Ertl Company, Mattel, Inc., MatchBox and the Milton Bradley Co.

"The new executive team at Corgi is already making significant inroads into chains in the U.S. market where there is huge potential and order volume can be substantially higher," Gardiner said. "George has also reviewed and revitalized Corgi's entire sales and marketing organization, both in the U.S. and the U.K., and has implemented company-wide improvements that are starting to produce favorable results."

Latitude Capital Group, a Hong Kong based investment banking firm, acted as advisor to Zindart on the Hua Yang transaction.

About Zindart

Founded in 1978, Zindart is a Hong Kong-based manufacturer, supplying a wide range of plastic and die-cast products, both under its own brands and for large consumer products companies.

Zindart's operating divisions now include Corgi and Zindart Manufacturing, a Hong Kong division that provides both product design and quality turnkey plastic, die-cast and metal manufacturing for well-known multi-national companies with branded products requiring rapid, high-volume delivery.

Certain statements in this release are forward-looking. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated and include, in addition to those discussed above and without limitation, changes in market demand for Zindart products, changes in economic conditions, dependence on certain customers and other risks described in the company's annual report on Form 20-F for the fiscal year ended March 31, 2003. The company undertakes no obligation to revise these forward-looking statements to reflect subsequent events or circumstances.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zindart Limited
Date: June 11, 2004	By:	/s/ Ken Fowler
Ken Fowler
Chief Financial Officer
(Principal Financial Officer)